Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated basis. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference into this prospectus (amounts in thousands, except ratios).

	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Earnings:
Income (Loss) before provision for income taxes	$(17,104)	$(13,384)	$(23,407)	$(10,745)	$(4,150)	$5,524
(Income) Loss from equity investees	—	—	(105)	(133)	217	760
Distributions from equity investees	—	—	102	197	21	1,442
Plus: Fixed Charges	52,972	64,778	59,677	53,111	46,659	40,009

Total Earnings	$35,868	$51,394	$36,267	$42,430	$42,747	$47,735

Fixed charges:
Interest expense	$30,966	$35,732	$31,261	$23,767	$18,022	$11,900
Estimate of interest component of rental expense	22,006	29,046	28,416	29,344	28,637	28,109

Total Fixed Charges	$52,972	$64,778	$59,677	$53,111	$46,659	$40,009

Ratio of Earnings to Fixed Charges	(A)	(A)	(A)	(A)	(A)	1.19

(A)	Earnings were insufficient to cover fixed charges by $17.1 million, $13.4 million, $23.4 million, $10.7 million and $3.9 million for the nine months ended September 30, 2016, and years ended December 31, 2015, 2014, 2013 and 2012, respectively.

In calculating the ratio of earnings to fixed charges, “earnings” means the sum of income before income taxes and fixed charges exclusive of capitalized interest, and “fixed charges” means interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on leases that represents the interest factor.

For the periods indicated above, we did not have any outstanding shares of preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the above table.